EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT is made as of the 1st day of February, 2007.

BETWEEN:

Duane Morris of 4125 232 Ave. SE, Sammamish, Washington, USA
(the “Employee”)

RESPONSE BIOMEDICAL CORPORATION, a
Corporation with its principal place of business at
100-8900 Glenlyon Parkway, Burnaby, British Columbia, V5J 5J8
(the “Company”).

WHEREAS:

A.	The Company is engaged in research, development and commercialization of diagnostic technologies for the medical point of care and on-site environmental testing markets.

B.

The parties wish to record the terms and conditions of the Employee’s consultation with the Company (the “Agreement”) via the employment of the Employee by the Company or a U.S. subsidiary of the Company.

NOW THEREFORE in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration (the receipt and sufficiency of which are acknowledged), the parties agree as follows:

1.	EMPLOYMENT

1. 1

Position. Subject to the terms of this Agreement, the Company agrees to employ the Employee and the Employee agrees to serve the Company as Chief Operating Officer, during the Term (hereinafter defined). At the election of the Company, the Employee agrees to have all terms and conditions of this Agreement transferred to a subsidiary company of the Company.

1. 2	Reporting. The Employee shall report and be directly responsible to the Chief Executive Officer or such other person as may be selected by the Board of Directors of the Company.

1. 3

Work Permits. The Company and Employee acknowledge that he will be working for the Company or for a U.S . subsidiary of the Company, but that many of the services of employment will be rendered in Canada. If Employee spends greater than 180 days per year providing services in Canada, then the parties agree it is the Employee’s sole responsibility to secure all required work permits or other documentation that may be required for the Employee to work in Canada for such a period beyond the specified number of days per year. The Company agrees, where practical, to assist the Employee to secure all required work permits or other documentation that may be required for the Employee to work in Canada. Further, the Company shall reimburse Employee for any income tax differences between the United States and Canada that are levied on the Employee as a result of his working in Canada (if, for example, he exceeds the number of days per year allowed to work in Canada without being subject to Canadian taxes) so that Employee will pay no more income taxes on his total annual cash compensation as a result of this working arrangement, than he would have paid if working entirely in the United States.

1. 4	Term. The term of this Agreement shall commence on February 1, 2007 (the “Effective Date”) and will continue until this Agreement is terminated as provided herein (the “Term”).

2.	COMPENSATION

2. 1

Salary . The Employee shall be paid an annual salary in the amount of U.S. $200,000 for the Employee’s services (the “Salary”), payable semi-monthly in arrears. The Salary has been set at a level that takes into account all potential hours of work.

2. 2

Incentive Programs. The Employee shall be eligible to participate in any incentive program that is applicable to senior managers of the Company, including the Company’s Short-Term Incentive Plan, on terms and conditions for such participation as established and changed from time to time by the Company in its sole discretion . Currently, the Company expects the Employee to be eligible for an annual cash bonus of up to twenty five percent (25%) of his annual salary.

2. 3

Employee Stock Option Plan. The Employee shall be entitled to purchase up to five hundred thousand (500,000) shares of the Company in accordance with the Company’s Policy for Stock Option Granting and Vesting Policy and Procedure . The Employee acknowledges that the Policy for Stock Option Granting and Vesting Policy and Procedure may be amended, modified or terminated from time to time by the Company in its sole discretion . In addition, the Employee shall be entitled to purchase five hundred thousand (500,000) additional shares under said Policy, but the vesting on said additional shares shall be a single “cliff vest” of the entire amount to occur on the 5 year anniversary of the Effective Date of this Agreement. Per said Policy, all 1 million (1,000,000) options to purchase shares will vest upon a Change of Control. The parties agree that the grant date of the options shall be as soon as the Board can reasonably grant the options. It is the expectation of the parties that this will occur within several days of the Effective Date, and the Employee will not need to wait the three (3) months referred to in the Policy.

2. 4

Benefits. The Company will make all employee benefit programs maintained by the Company available to the Employee upon completion of any applicable waiting period imposed by the Company or third party benefit providers. The terms and conditions of the benefit programs will be determined by the plans or policies from time to time established or purchased by the Company. The Company retains the right to establish new benefit programs and to alter or delete benefit programs at any time in its sole discretion . In addition to the standard benefit program, the Company shall provide temporary housing to the Employee to cover the period from the Effective Date through to the end of March 2007.

2. 5

Vacation . The Employee shall be entitled to twenty (20) business days of paid vacation per annum, pro-rated for any partial year, in accordance with the Company’s Vacation Policy. The Employee acknowledges that the Vacation Policy may be amended, modified or terminated from time to time by the Company in its sole discretion . The Employee’s vacation will be scheduled at such time or times as mutually agreed by the Company and the Employee . If the Company and the Employee are unable to agree to the scheduling of the Employee’s vacation, the Employee acknowledges that the Company will be entitled to schedule the Employee’s vacation time or times.

2. 6

Automobile Allowance . The Company will pay the Employee a total of U.S. five hundred dollars ($500) per month for expenditures associated with the Employee commuting from Washington State to British Columbia. Any costs in excess of said amount shall be borne by the Employee .

2. 7

No Other Compensation or Benefits. The Employee acknowledges and agrees that unless otherwise expressly agreed to in writing by the Company subsequent to execution of this Agreement by the parties hereto, the Employee shall not be entitled by reason of his employment by the Company or by reason of any termination of such employment, to any remuneration, compensation or benefits other than as expressly set forth in this Agreement, including the rights under Article 5.

3.	OBLIGATIONS OF THE EMPLOYEE

3. 1

Duties. The Employee shall act as Chief Operating Officer and shall perform such duties as are consistent with that position. In addition, the Employee shall perform, observe and conform to such duties and instructions as from time to time are assigned or communicated to the Employee by the Board of Directors, the Chief Executive Officer and/or the President of the Company.

3. 2	Service to the Company . At all times while employed by the Company, the Employee will use his best efforts to:

(a)	well and faithfully serve the Company;

(b)	act in, and promote, the best interests of the Company;

(c)	devote substantially the whole of the Employee’s working time, attention and energies to the business and affairs of the Company;

(d)	comply with all terms of this Agreement and any other Agreements entered into with the Company; and

(e)	comply with all rules, regulations, policies and procedures of the Company.

3. 3	Competition. The Employee acknowledges that the Company has operated and will continue to operate and compete in a global and competitive market. During the course of the Employee’s employment with the Company, the Employee will acquire knowledge and will come into contact with, initiate relationship with regulatory officials, government representatives, suppliers, principals, contractors, contacts and other prospects of the Company. The Employee agrees that the Employee will not, either alone or in partnership or in conjunction with any person, firm company, corporation, partnership, trust, syndicate, unincorporated association, governmental body or any other entity or group, whether as principal, agent, employee, director, officer, shareholder, consultant, or in any capacity or manner whatsoever, whether directly or indirectly, during his employment with the Company carry on or be engaged in, or advise, invest in or give financial assistance to any business, enterprise or undertaking that is involved in a business that is competitive with or similar to the Company or any product or service of the Company, provided however, that the foregoing will not prohibit the Employee from acquiring, solely as an investment and through market purchases, securities of any such enterprise or undertaking which are publicly traded.

3. 4

Conflicts of Interest. During the Employee’s employment with the Company, the Employee shall not, without the Company’s consent, hold any office, acquire any property or enter into any contract, arrangement, understanding or transaction with any other person or entity that would in any way conflict or interfere with this Agreement or the Employee’s duties and obligations under this Agreement or that would otherwise prevent the Employee from performing his/her duties hereunder. The Employee represents and warrants that the Employee does not hold any such office, has not acquired any such property and has not entered into any such contract, arrangement, understanding or transaction .

3. 5

Confidentiality. Concurrently with execution and delivery of this Agreement and in consideration of the Employee’s employment by the Company, the Employee will enter into a Confidentiality Agreement preserving the confidentiality of Company information.

4.	TERMINATION

4. 1

Termination during Probation Period . There will be a probation period of three months (the “Probation Period”) commencing on the Effective Date during which the Employee will be assessed by the Company for the position of Chief Operating Officer. The Company may, prior to the end of the Probation Period, terminate the Employee’s employment with or without just cause and without notice to the Employee .

4. 2

Termination after Probation Period. Other than under a Change of Control (defined below), upon completion of the Probation Period, the Company may terminate the Employee’s employment at any time during the Term. If Company terminates the Employee “With Cause” then the Company shall pay the Employee 1 month severance payment and provide the Employee with the reasons that this Agreement is being terminated With Cause. With Cause shall include repeated failure of the Employee to perform his duties in accordance with the expected standards, insubordination, fraud or other illegal activities that have a direct bearing or result from work actually performed on behalf of the Company, and/or repeated failure to adhere to the Company’s policies and procedures after receiving at least one written warning .

The Company may also terminate the Employee’s termination “Without Cause .” In such an instance, the Company will pay the Employee a lump sum payment equal to six months salary plus two additional months of salary for each year the Employee has been employed by the Company up to a maximum of eighteen (18) months.

4. 3

Change of Control. If the Company undergoes a Change of Control (“Change of Control” to mean a material change in the ownership of 51% or more of the issued share capital, voting securities or other equity interest of the Company by a company or companies or group of persons acting as a single entity to gain the legal power to direct or cause the direction of the Company), then within thirty (30) days of said Change of Control, the Employee shall be entitled to voluntarily terminate this Agreement and his employment with the Company by providing a written notice to the Company. To ensure an orderly transition, the termination and end of employment will be effective in six (6) months from the date of termination, or earlier if agreed to in writing by the acquiring company. In such a case, the Employee shall be paid and continue to be employed for said six (6) months and then he will be entitled to twenty four (24) months of severance payment in a lump sum; provided, however, that such Change of Control does not occur within the first twelve (12) months of the Effective Date of this Agreement. If the Change of Control occurs within the first twelve (12) of the Effective Date, then the Employee shall be entitled to thirty six (36) months of severance, which shall be reduced by one month for each month that this Agreement has been in effect (i.e . if this Agreement has been in effect for 1 month, then Employee shall receive 35 months of severance, if the Agreement has been in effect for 6 months, then Employee shall receive 30 months of severance and so on).

a) In the event that any compensation paid to Employee for your benefit by the Company in respect of the Change of Control would be subject to the excise tax imposed by Section 4999 if the Internal Revenue Code of 1986, as amended, or any comparable federal, state, or local excise tax (the Excise Tax), the Company will make an additional payment to Employee so that the net amount received and retained by Employee from the Company after satisfaction of the Excise Tax shall the same amount as if no Excise Tax were imposed.

5.	MISCELLANEOUS

5. 1

This Agreement shall be governed by, and interpreted in accordance with, the laws of British Columbia and the laws of Canada applicable therein and the parties hereto agree to the exclusive jurisdiction of the courts of the Province of British Columbia.

5. 2

The Employee acknowledges that the Company will collect, use and disclose personal information only where reasonably necessary for security, employment and business purposes. The Employee consents to the Company collecting, using and disclosing personal information about the Employee only where reasonably necessary for security, employment and business purposes in accordance with applicable legislation and any privacy policy of the Company that may be in effect from time to time.

5. 3

This Agreement shall binding upon and enure to the benefit of the Company and its successors and assigns. The Employee’s rights and obligations contained in this Agreement are personal and such rights, benefits and obligations shall not be voluntarily or involuntarily assigned, alienated or transferred, whether by operations of law or otherwise, without the prior written consent of the Company.

5. 4

Any waiver of any breach or default under this Agreement shall only be effective if in writing signed by the party against whom the waiver is sought to be enforced, and no waiver shall be implied by any other act or conduct or by any indulgence, delay or omission . Any waiver shall only apply to the specific matter waived and only in the specific instance in which it is waived .

5. 5	The parties will execute and deliver to each other such further instruments and assurances and do such further acts as may be required to give effect to this Agreement.

5. 6

If any provision of this Agreement or any part thereof shall for any reason be held to be invalid or unenforceable in any respect, then such invalid or unenforceable provision or part shall be severable and severed from this Agreement and the other provisions of this Agreement shall remain in effect and be constructed as if such invalid or unenforceable provision or part had never been contained herein .

5. 7

Both parties shall keep the terms and conditions of this Agreement confidential except as may be required to enforce any provisions of this Agreement or as may otherwise be required by any law, regulation or other regulatory requirement.

5. 8

Both parties acknowledge that they have carefully reviewed and understand the provisions of this Agreement and the parties acknowledge and agree that the terms are mutually fair and equitable. It was fully and plainly recommended to the Employee that independent legal and tax advice be obtained prior to entering into this Agreement.

IN WITNESS WHEREOF the parties have executed this Agreement as of the Effective Date, notwithstanding its actual date of execution.

SIGNED, SEALED AND DELIVERED by the EMPLOYEE in the presence of:	)
)
)
)
	)		(seal)
Signature	)	Duane Morris
)
Name	)
)
Address	)
)

RESPONSE BIOMEDICAL	)	An authorized signatory of
CORPORATION		RESPONSE BIOMEDICAL
	)	CORPORATION